Filed by Versum Materials, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: Versum Materials, Inc.

Commission File No.: 1-37664

Date: April 8, 2019

The following are excerpts from a Schedule 14D-9 previously filed by Versum Materials on March 29, 2019 and amended by Amendment No. 1 to Schedule 14D-9 filed by Versum Materials on April 8, 2019.

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Reasons for the Recommendation

The Versum Board unanimously recommends that Versum stockholders reject the Offer and not tender their Shares into the Offer.

In reaching its decision to make the recommendation described above, the Versum Board consulted with Versum’s senior management and its financial and legal advisors at Lazard, Citi and Simpson Thacher, and considered a number of factors, including its knowledge of the business, assets, and liabilities, results of operations, financial performance, strategic direction and prospects of each of Versum and Entegris, as well as the risks in achieving those prospects, and the anticipated effects of the transaction contemplated by the Entegris Merger Agreement, on the one hand, and the transaction contemplated by the Offer, on the other hand. In recommending that Versum stockholders reject the Offer and not tender their Shares into the Offer, the various factors that the Versum Board considered included, among others and not necessarily in order of relative importance, those described below.

The Offer does not constitute a superior proposal under the terms of the Entegris Merger Agreement.

The Versum Board determined that the Offer does not constitute a superior proposal as defined in the Entegris Merger Agreement. In reaching this determination, the Versum Board concluded that the Offer would not permit Versum stockholders the opportunity to share in the benefits expected from being stockholders of the combined company following the Entegris Merger. The Versum Board believes that the Entegris Merger will result in Versum stockholders having the ability to realize greater long-term value than in an all-cash acquisition of Versum by Merck.

The opportunity presented by the Entegris Merger includes the long-term benefits of enhanced scale and scope; diversified product and technology portfolio and an increased number of growth platforms within high-growth end-markets; the potential to compete more effectively; expected generation of cost synergies, including synergies related to selling, general and administrative expenses and supply chain synergies; expected realization of revenue growth synergies from cross-selling and product co-optimization, with further potential synergies relating to capital expenditures; expected treatment of the Entegris Merger as a tax-free reorganization for U.S. federal income tax purposes; ability to expand in key geographies; the expectation to enhance the resilience of the combined company’s business model, improve predictability of earnings and mitigating potential downside risks; the ability of the combined company to consider other value creating strategic opportunities at the right time; and the flexibility to invest, make acquisitions, and return capital to stockholders, while enjoying greater earnings stability and margin growth potential—all of which the Versum Board believes are unique to the planned merger of equals with Entegris. In this regard, the Versum Board noted that the Offer does not afford Versum stockholders any of these benefits and may have significant tax consequences for certain stockholders.

The Versum Board believes that the Offer Price is below the price that prospective acquirors would be willing to pay in a potential acquisition of Versum.

The Versum Board has not made a decision to sell Versum. However, the Versum Board believes, based on the financial analyses of Versum’s financial advisors and the premiums and financial multiples paid in relevant precedent transactions, that the Offer Price is substantially below the price that prospective acquirors would be willing to pay if the Versum Board were to decide to sell Versum, whether now or in the future. As described in more detail in the investor presentation filed by Versum with the SEC on April 1, 2019 and filed as Exhibit (a)(3) to this Statement, as amended by a second filing with the SEC on April 8, 2019 and filed as Exhibit (a)(4) to this Statement, both of which are incorporated herein by reference, the EV / LTM Adjusted EBITDA multiple for the Offer is 13.1x and the target LTM Adjusted EBITDA margin represented by the Offer is 33%, while recent strategic acquisitions of best-in-class speciality materials businesses reflect EV / LTM Adjusted EBITDA multiples ranging from 13.3x to 20.4x with target LTM Adjusted EBITDA margins ranging from 11% to 30%.

The Offer significantly undervalues Versum’s long-term prospects, in particular in light of the Entegris Merger.

The consideration in the Entegris Merger will consist wholly of shares of the combined company, received in a transaction expected to be treated as a tax-free reorganization for U.S. federal income tax purposes. Therefore, the Entegris Merger offers Versum stockholders the opportunity to participate in the long-term appreciation in the value of the combined company, while no similar opportunity is afforded by the Offer. The Versum Board determined that the Offer significantly undervalues Versum’s long-term prospects, in particular in light of the opportunity to share in the benefits expected from being stockholders of the Combined Company following the Entegris Merger, including the following:

•	significant value creation from the strength of the combined company, outsized revenue growth and cash flow generation and enhanced capital returns;

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substantial cost, revenue and tax synergy potential, as supported by detailed analyses from integration planning by Versum and Entegris alongside leading management consulting firms, including $125 million in run-rate cost synergies, $50 million EBITDA contribution from run-rate revenue synergies;

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strong balance sheet, significant debt capacity with net leverage at closing of only approximately 1.0x, and stronger, more stable excess free cash flow generation, providing flexibility for significant return of capital to stockholders of the combined company, including via dividend increases and share repurchases;

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expected pro forma future stock price for Versum stockholders meaningfully in excess of the Offer Price, as determined on the basis of historical trading multiples (illustrative pro forma future stock price of $58.49 per share assuming full realization of $125 million expected run-rate cost synergies and a capitalization multiple of 11.5x), as described in more detail in the investor presentation filed by Versum with the SEC on April 1, 2019 and filed as Exhibit (a)(3) to this Statement, as amended by a second filing with the SEC on April 8, 2019 and filed as Exhibit (a)(4) to this Statement, both of which are incorporated herein by reference;

•	strong financial track record of Versum and Entegris;

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potential for significant multiple expansion as a result of the Entegris Merger, as evidenced by the expansion of Versum’s NTM EBITDA multiple from 8.4x as of January 25, 2019, prior to the announcement of the Entegris Merger, to 10.7x on February 26, 2019, prior to the announcement of the Initial Merck Proposal;

•	proven management team with a track-record of M&A integration and synergy achievement;

•	retention of the ability to pursue all available strategic alternatives in the future, including a potential sale of the Combined Company; and

•	Versum stockholders are expected to own 47.5% of the Combined Company.

The Offer is highly conditional and places Versum and its stockholders at substantial risk that it will never be consummated.

The Offer is highly conditional and Merck has reserved the ability to change the conditions of the Offer. All of the conditions to the Offer are for the sole benefit of Merck and its affiliates and may be asserted by Merck in its sole discretion regardless of the circumstances (including any action or omission by Merck) giving rise to any such conditions, or may be waived by Merck in its sole discretion in whole or in part at any time or from time to time before the Expiration Date. In other words, Merck claims that Merck may assert that a condition has not been satisfied, even if the failure of such condition to be satisfied was caused by Merck’s own action or inaction, and such determination will not be subject to challenge.

Moreover, Merck expressly reserves the right to make any change in the terms of, or conditions to, the Offer. Merck’s ability to change the conditions to the Offer at any time means that the Offer could become subject not only to modified conditions, but also to additional unknown conditions.

As described in “Item 2. Identity and Background of Filing Person—The Conditions to the Offer” above and in Annex A attached hereto, the Offer is subject to numerous conditions, including, among others, the following conditions:

•	the Minimum Tender Condition;

•	the Termination Condition;

•	the Vote Condition;

•	the HSR Condition;

•	all other required foreign antitrust or competition clearance having been obtained;

•	CFIUS Clearance having been received;

•	there not having occurred any change, event, circumstance or development that, in the reasonable judgment of Merck has had, or would reasonably be likely to have, a Versum Material Adverse Effect;

•	the No Impairment Condition;

•	the Rights Condition; and

•	the Section 203 Condition.

In addition to the foregoing, Merck also does not need to consummate the Offer if any of the following conditions, among others, exists (even if subsequently cured, and regardless of whether Merck or Offeror causes or contributes to such conditions):

•	any threatened or pending litigation or any law or regulation that, in Merck’s reasonable judgment, has or may have material adverse significance with respect to the value of Versum;

•	any threatened or pending litigation or any law or regulation that may delay, enjoin or seek to award material damages in connection with the Offer;

•	any change in Versum’s business since September 30, 2018 that, in Merck’s reasonable judgment, has had, or would reasonably be likely to have, a Versum Material Adverse Effect;

•	Merck becoming aware that any material contractual rights of Versum or any of its subsidiaries has been or will be adversely affected in connection with the Offer;

•	Merck becoming aware of any material contractual right or obligation of Versum that, in Merck’s reasonable judgment, has or may have material adverse significance with respect to the value of Versum;

•	any changes in market conditions that, in Merck’s reasonable judgment, could have a material adverse effect on Versum;

•	any acts of war, armed hostilities or terrorist events involving the United States or Europe (whether or not material or significant);

•	any event that, in Merck’s reasonable judgment, may adversely affect the extension of credit by banks or other financial institutions (whether or not material or significant);

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the announcement of any competing bid or acquisition by any person of more than 5% of Versum’s capital stock, or any increase in ownership by 1% or more by an existing Versum stockholder with beneficial ownership of 5% or more of Versum’s capital stock;

•	the filing by any other person of an application under the HSR Act reflecting an intent to acquire Versum or its assets or securities;

•	the failure of any required government approvals to be obtained on terms satisfactory to Merck; and

•	the total amount of cash required to acquire all shares of Versum’s capital stock exceeding $5,331,000,000.00.

The Versum Board believes that these conditions to Merck’s obligation to consummate the Offer, many of which vest a great deal of discretion in Merck, create significant risks as to whether the Offer can be completed and as to the timing for completion. More specifically, many of the conditions to the Offer are broad and are subject to Merck’s sole discretion, and some conditions are not qualified by any materiality standard, making it possible for Merck to determine that a condition is not satisfied and decline to close the Offer (subject to compliance with the terms of the Offer and all relevant laws and regulations).

The effect of the foregoing is that Versum stockholders cannot be assured that Merck will consummate the Offer. Uncertainty as to the likelihood of consummation of the Offer is of particular concern because if the Entegris Merger Agreement was terminated and the Offer was not consummated, it is possible that neither Entegris nor any other third party would be interested in combining with Versum (in which case the trading prices of the Versum common stock on the NYSE could return to levels before the announcement of the Entegris transaction or lower) or, if interested, would be willing to pay consideration that is equivalent to or greater than the consideration Versum stockholders would receive in the Entegris Merger.

Merck has discretion to extend the Offer indefinitely.

Merck has stated that it may, in Merck’s sole discretion, extend the Offer from time to time for any reason. Versum stockholders have no assurance that they will ever receive payment for Shares tendered in a timely fashion. Merck has thus given itself broad discretion to disrupt Versum’s business indefinitely without any assurance as to when it may provide value to Versum stockholders.

Neither the HSR Condition, CFIUS Clearance nor the condition that all other required foreign antitrust or competition clearances have been obtained is satisfied as of the date of this Statement, and it is uncertain if and when these conditions will be satisfied. In particular, the CFIUS Clearance and the required foreign antitrust and competition clearances are unlikely to be obtained prior to the initial expiration date of the Offer.

Certain conditions to the Offer may not be capable of being, or are unlikely to be, satisfied.

The No Impairment Condition is drafted in extremely broad and general terms and, according to the terms of the Offer, Merck may decide in its reasonable judgment whether this condition has been met. Accordingly, even assuming that the numerous other conditions to the Offer could be satisfied, this condition creates uncertainty regarding whether Merck would consummate the Offer given that any number of otherwise insignificant events or circumstances could be deemed by Merck to impair Merck’s ability to acquire the shares of Versum common stock or to otherwise diminish the expected value to Merck of the acquisition of Versum, and thereby cause this condition not to be satisfied.

Merck has not made any commitment to extend the Offer long enough to permit the regulatory approval conditions to be satisfied.

Once the Offer expires on June 7, 2019, and if any condition to the Offer has not been satisfied, Merck is free to terminate the Offer and walk away from the Offer without purchasing any shares of Versum common stock. Even though Merck is likely aware that it will take several months for the required antitrust or competition clearances and CFIUS Clearance to be obtained, there is no commitment by Merck to extend and keep open the Offer until such conditions have been satisfied. Even if Merck continuously extends the Offer until the CFIUS Clearance and the required regulatory clearances have been obtained, Merck may adversely modify the terms of its Offer, including the price, in connection with any of these extensions of the Offer.

Entegris is bound by the Entegris Merger Agreement and cannot terminate the Entegris Merger Agreement and walk away from the Entegris Merger except under narrowly specified circumstances negotiated with Versum as set forth in the Entegris Merger Agreement. Merck, on the other hand, may elect to walk away from the Offer after any scheduled expiration date for the Offer and has not made any commitment to the contrary.

Other factors.

In addition to the factors set forth above, in reaching its determinations to recommend that Versum stockholders reject the Offer, the Versum Board considered various factors that weighed positively in favor of the Entegris Merger Agreement and the transactions contemplated by the Entegris Merger Agreement, including, among others:

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the belief of the Versum Board that the Entegris Merger has a greater certainty of consummation, based on a variety of factors, including the highly conditional nature of the Offer and the probability that the conditions to completion of the Entegris Merger would be satisfied prior to the end date specified in the Entegris Merger Agreement;

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the fact that the financial and other terms and conditions of the Entegris Merger Agreement (including the commitments to obtain antitrust clearance provided by Versum and Entegris) were the product of arm’s-length negotiations between the parties and provide reasonable assurances that the Entegris Merger would ultimately be consummated on a timely basis;

•	the historical trading prices of Versum common stock and Entegris common stock;

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the absence of any limitation in the Entegris Merger Agreement on the right of Versum to obtain an order of specific performance to force Entegris to comply with its obligation to consummate the Entegris Merger once the closing conditions are satisfied;

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the fact that the terms of the Entegris Merger Agreement would not preclude or otherwise limit any third party with financial capability and strategic interest, including Merck, from pursuing a potential superior proposal with Versum; and

•	the fact that, in the event of a change in the Versum Board’s recommendation for the Entegris Merger, Entegris would be entitled to terminate the Entegris Merger Agreement.

The Versum Board also considered a number of potentially countervailing factors and risks, including, without limitation:

•	the possibility that the Offer, if consummated, may provide greater consideration to Versum stockholders than the Entegris Merger;

•	the fact that the Offer, if consummated, would provide Versum stockholders with certainty of value and liquidity;

•	the fact that the Offer is being made to any and all holders of shares of Versum common stock so that all Versum stockholders, in their capacity as such, have the opportunity to accept the Offer;

•	the fact that the consummation of the Offer is not conditioned on Merck obtaining financing;

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the possibility that, despite the efforts of Versum and Entegris, and even if the Entegris Merger is approved by Versum stockholders and Entegris stockholders, the Entegris Merger may not be completed or may be delayed;

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the risk that, if Versum stockholders do not adopt the Entegris Merger Agreement at the Versum Special Meeting, Versum will have to reimburse Entegris for its out-of-pocket expenses not to exceed $35 million;

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the fact that some of Versum’s directors and executive officers have other interests in the Entegris Merger that are in addition to their interests as Versum stockholders, as described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements” above, “Item 8. Additional Information—Information Regarding Golden Parachute Compensation” below and in the section entitled “Interests of Versum’s Directors and Executive Officers in the Merger” of the Joint Proxy Statement/Prospectus; and

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various other risks associated with the Entegris Merger and the business of Versum, Entegris and the Combined Company described in the section entitled “Risk Factors” of the Joint Proxy Statement/Prospectus.

The Versum Board determined that overall these potential countervailing factors and risks associated with the Offer were outweighed by the other factors and risks considered by the Versum Board that weighed negatively against the Offer as described above, as well as by the benefits that the Versum Board expects Versum stockholders to realize as a result of the Entegris Merger. The Versum Board acknowledged that there can be no assurance about future results, including results considered or expected as disclosed in the foregoing reasons. The foregoing description is forward-looking in nature and should be read in light of the factors discussed in the section entitled “Item 8. Additional Information—Cautionary Statement Regarding Forward-Looking Statements” of this Statement.

ACCORDINGLY, BASED ON THE FOREGOING REASONS, THE VERSUM BOARD RECOMMENDS THAT HOLDERS OF SHARES OF VERSUM COMMON STOCK REJECT THE OFFER AND NOT TENDER ANY OF THEIR SHARES PURSUANT TO THE OFFER.

The foregoing discussion of the information and factors considered by the Versum Board is not meant to be exhaustive, but includes the material information, factors, and analyses considered by the Versum Board in reaching its conclusions and recommendations. The members of the Versum Board evaluated the various factors listed above in light of their knowledge of the business, financial condition, and prospects of Versum and Entegris and considered the advice of the Versum Board’s financial and legal advisors. In light of the number, complexity and variety of factors that the Versum Board considered, the members of the Versum Board did not find it practicable to assign relative weights to the foregoing factors. The recommendation of the Versum Board was made after considering the totality of the information and factors involved. Individual members of the Versum Board may have given different weight to different factors.

In light of the factors described above, the Versum Board has determined that the Offer is not in the best interests of Versum stockholders. Therefore, the Versum Board recommends that Versum stockholders reject the Offer and not tender any of their shares of Versum common stock to Merck pursuant to the Offer.